July 16, 2001

International Mercantile Corporation
Attn:  Audit Committee

Dear Sirs:

Pursuant to Section 304(a) and in response to your request, we certify that, as the former accountants for International Mercantile Corporation, we agree with the statements made in your disclosures submitted to the Securities and Exchange
Commission regarding the change in accountants.

Our agreement is to the following items.

        1. We were dismissed by the Board of directors of International
           Mercantile Corporation (the Company) on June 11, 2001.

        2. We issued an audit report for the year ended December 31, 2000 and such report was included in the Company's Form 10K.

        3. We issued a review report for the quarter ended March 31, 2001 and such report was included in the Company's Form 10Q.

        4. We have performed no audit procedures subsequent to the issuance of the December 31, 2000 audit report.

        5. We have performed no review procedures subsequent to the issuance of the March 31, 2001 review report.

        6. There are no material discrepancies or differences of opinion regarding the issued reports between the audit committee, the Board of Directors and our firm.

        7. The Company is currently indebted to our firm for prior services in the amount of $42,243, however, provided that we receive in certified funds the sum of $15,000 prior to July 31, 2001, Caruso & Caruso
           CPAs', PA would agree to absolve the remaining balance. If the
           $15,000 of funds are not received prior to July 31, 2001, then the full liability of $42,243 will be due and payable in full.

Sincerely,

Michael A. Caruso, C.P.A
President